UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-40533

Dingdong (Cayman) Limited

Building T4, Zhangjiang Science Gate,

Lane 188 Yuren Road

Shanghai, 200120

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Dingdong (Cayman) Limited Announces Third Quarter 2025 Financial Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dingdong (Cayman) Limited

By:	/s/ Changlin Liang

Name:	Changlin Liang
Title:	Director and Chief Executive Officer

Date: November 13, 2025

Exhibit 99.1

Dingdong (Cayman) Limited Announces Third Quarter 2025 Financial Results

SHANGHAI, November 12, 2025 — Dingdong (Cayman) Limited (“Dingdong” or the “Company”) (NYSE: DDL), a leading fresh grocery e-commerce company in China, with advanced supply chain capabilities, today announced its unaudited financial results for the quarter ended September 30, 2025.

Third Quarter 2025 Highlights:

GMV for the third quarter of 2025 increased by 0.1% year over year to RMB7,273.2 million (US$1,021.7 million) from RMB7,267.0 million in the same quarter of 2024, positive year-on-year growth for seven straight quarters.

•

Revenue for the third quarter of 2025 increased by 1.9% year over year to RMB6,662.4 million (US$935.9 million) from RMB6,538.2 million in the same quarter of 2024, positive year-on-year growth for seven straight quarters.

•	Total number of orders increased by 2.2% year over year in the third quarter of 2025.
•	Net income for the third quarter of 2025 was RMB82.9 million (US$11.6 million), the seventh consecutive quarter of profitability.
•	Non-GAAP net income for the third quarter of 2025 was RMB101.3 million (US$14.2 million), the twelfth consecutive quarter of non-GAAP profitability.

Mr. Changlin Liang, Founder and Chief Executive Officer of Dingdong, stated, “As of the third quarter of 2025, Dingdong has maintained profitability under non-GAAP standards for twelve consecutive quarters and under GAAP standards for seven consecutive quarters. Despite a higher baseline compared to the same period last year, revenue has achieved year-over-year growth, which marks the seventh straight quarters. This sustained expansion and steady achievement of profit targets fully demonstrate Dingdong's strategic resilience and execution excellence amid the current complex market and competitive landscape, providing strong momentum for advancing our long-term strategy. Building on the "One Big, One Small, One World" framework introduced in the third quarter, and leveraging our strengths in supply chain, product development, and IT systems bolstered by sustained profitability and solid cash reserves, Dingdong is confident in forging a unique, quality-focused, efficient, and resilient growth path through intense competition—and in maintaining last year's scale and non-GAAP profitability in the fourth quarter.”

Mr. Song Wang, Chief Financial Officer of Dingdong, stated, “In the third quarter of 2025, Dingdong reported revenue of RMB6.66 billion, marking a 1.9% year-on-year growth and maintaining positive growth for seven straight quarters. Non-GAAP net profit reached RMB0.1 billion with a 1.5% net profit margin, while GAAP net profit was RMB0.08 billion with a 1.2% margin. We had net operating cash inflow of RMB0.14 billion in the third quarter of 2025, the ninth consecutive quarter of positive cash flow. By the end of the third quarter, after deducting short-term borrowings, our actual cash owned increased to RMB3.03 billion.”

Third Quarter 2025 Financial Results

Total revenues were RMB6,662.4 million (US$935.9 million) compared with total revenues of RMB6,538.2 million in the same quarter of 2024, increased by 1.9% year over year, primarily due to the rise of number of orders resulting from rise in the average monthly number of transacting users and higher monthly order frequency, and new opened frontline fulfillment stations with density and market penetration improved in East China. The increase was offset by the impact of the price decline in CPI for certain major categories in our business, such as pork, eggs and vegetables, in the third quarter of 2025 and suspension of operations for a number of stations in the third quarter of 2024.

•	Product Revenues were RMB6,573.1 million (US$923.3 million) compared with product revenues of RMB6,458.4 million in the same quarter of 2024, increased by 1.8% year over year.

•	Service Revenues were RMB89.3 million (US$12.5 million) compared with service revenues of RMB79.8 million in the same quarter of 2024, increased by 11.9% year over year.

Exhibit 99.1

Total operating costs and expenses were RMB6,621.6 million (US$930.1 million) compared with RMB6,438.5 million in the same quarter of 2024, with a detailed breakdown as below:

•

Cost of goods sold was RMB4,739.8 million (US$665.8 million), an increase of 3.2% from RMB4,591.4 million in the same quarter of 2024. Cost of goods sold as a percentage of revenues increased to 71.1% from 70.2% in the same quarter of 2024. Gross margin decreased to 28.9% from 29.8% in the same quarter of 2024. The cost implications arising from product listing and delisting due to the implementation of 4G strategy of "good users, good products, good services, and good mindshare".

•

Fulfillment expenses were RMB1,430.6 million (US$201.0 million), an increase of 2.3% from RMB1,397.8 million in the same quarter of 2024. Fulfillment expenses as a percentage of total revenues slightly increased to 21.5% from 21.4% in the same quarter of 2024.

•

Sales and marketing expenses were RMB127.7 million (US$17.9 million), a decrease of 11.9% from RMB144.9 million in the same quarter of 2024. Sales and marketing expenses as a percentage of total revenues decreased to 1.9% from 2.2% in the same quarter of 2024. The traffic and promotional effects generated by the “Good Products” and “Hero Products” Strategy have replaced some of the original marketing campaigns, thereby saving corresponding expenses.

•

General and administrative expenses were RMB120.1 million (US$16.9 million), an increase of 17.7% from RMB102.0 million in the same quarter of 2024, mainly driven by staff costs, specifically from the new "Dong Li Sheng" management trainees.

•

Product development expenses were RMB203.4 million (US$28.6 million), a slight increase of 0.5% from RMB202.4 million in the same quarter of 2024. While advocating for energy and resource saving, we will continue to invest in our product development capabilities, agricultural technology, data algorithms, and other technology infrastructure such as the AI technical capability, to further enhance our competitiveness.

Net income from operations was RMB59.3 million (US$8.3 million), compared with net income from operations of RMB110.5 million in the same quarter of 2024.

Non-GAAP income from operations, which is a non-GAAP measure for loss from operations that excludes share-based compensation expenses, was RMB77.7 million (US$10.9 million), compared with Non-GAAP income from operations of RMB138.8 million in the same quarter of 2024.

Net income was RMB82.9 million (US$11.6 million), compared with net income of RMB133.4 million in the same quarter of 2024.

Non-GAAP net income, which is a non-GAAP measure that excludes share-based compensation expenses, was RMB101.3 million (US$14.2 million), compared with non-GAAP net income of RMB161.6 million in the same quarter of 2024. In addition, non-GAAP net income margin, which is the Company’s non-GAAP net income as a percentage of total revenues, was 1.5% compared with 2.5% in the same quarter of 2024.

Basic and diluted net income per share were RMB0.25 (US$0.04) and RMB0.24 (US$0.03), compared with net income per share of RMB0.40 in the same quarter of 2024. Non-GAAP net income per share, basic and diluted, were RMB0.31 (US$0.05) and RMB0.29 (US$0.04), compared with RMB0.49 in the same quarter of 2024.

Cash and cash equivalents, restricted cash and short-term investments were RMB3,908.2 million (US$549.0 million) as of September 30, 2025, compared with RMB3,974.2 million as of June 30, 2025. We have been working diligently to optimize our capital usage and financing structure. The cash and cash equivalents, restricted cash, short-term investments and long-term deposits as included in the other non-current assets deducting the balance of short-term borrowings, is RMB3.03 billion, a net increase for the ninth consecutive quarter, compared with RMB2.95 billion as of June 30, 2025.

Guidance

Exhibit 99.1

The Company is looking to maintain scale year-over-year and achieve non-GAAP profits in the fourth quarter of 2025.

Conference Call

The Company’s management will hold an earnings conference call at 7:00 A.M. Eastern Time on Wednesday, November 12, 2025 (8:00 P.M. Beijing Time on the same day) to discuss the financial results. The presentation and question and answer session will be presented in both Mandarin and English. Listeners may access the call by dialing the following numbers:

International:	1-412-317-6061
United States Toll Free:	1-888-317-6003
Mainland China Toll Free:	86-4001-206115
Hong Kong Toll Free:	800-963976
Conference ID:	0792686

The replay will be accessible through November 19, 2025 by dialing the following numbers:

International:	1-412-317-0088
United States:	1-855-669-9658
Access Code:	5791678

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://ir.100.me.

About Dingdong (Cayman) Limited

We are a leading fresh grocery e-commerce company in mainland China, with sustainable long-term growth. We directly provide users and households with fresh groceries, prepared food, and other food products through delivering a convenient and excellent shopping experience supported by an extensive self-operated frontline fulfillment grid. Leveraging our deep insights into consumers' evolving needs and our strong food innovation capabilities, we have successfully launched a series of private label products spanning a variety of food categories. Many of our private label products are produced at our Dingdong production plants, allowing us to more efficiently produce and offer safe and high-quality food products. We aim to be the first choice for fresh and food shopping.

For more information, please visit: https://ir.100.me.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as non-GAAP net income, non-GAAP net income margin, non-GAAP net income attributable to ordinary shareholders and non-GAAP net income per share, basic and diluted, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, which are non-cash charges and do not correlate to any operating activity trends. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, cash flows or liquidity, investors should not consider them in isolation, or as a substitute for net loss, cash flows provided by operating activities or other consolidated statements of operations and cash flows

Exhibit 99.1

data prepared in accordance with U.S. GAAP. The Company’s definition of non-GAAP financial measures may differ from those of industry peers and may not be comparable with their non-GAAP financial measures.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this announcement.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.1190 to US$1.00, the exchange rate on September 30, 2025 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” or other similar expressions. Among other things, business outlook and quotations from management in this announcement, as well as Dingdong’s strategic and operational plans, contain forward-looking statements. Dingdong may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its interim and annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Dingdong’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Dingdong’s goals and strategies; Dingdong’s future business development, financial conditions, and results of operations; the expected outlook of the fresh grocery ecommerce market in China; Dingdong’s expectations regarding demand for and market acceptance of its products and services; Dingdong’s expectations regarding its relationships with its users, clients, business partners, and other stakeholders; competition in Dingdong’s industry; and relevant government policies and regulations relating to Dingdong’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this announcement and in the attachments is as of the date of the announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor inquiries, please contact:

Dingdong Fresh

ir@100.me

Exhibit 99.1

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of RMB and US$)

	As of
	December 31, 2024	September 30, 2025	September 30, 2025
	RMB	RMB	US$
		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	887,427	832,307	116,913
Restricted cash	2,788	612	86
Short-term investments	3,561,977	3,075,305	431,986
Accounts receivable, net	125,896	177,976	25,000
Inventories, net	553,601	590,974	83,014
Advance to suppliers	62,730	143,999	20,227
Prepayments and other current assets	170,753	156,453	21,977
Total current assets	5,365,172	4,977,626	699,203

Non-current assets:
Property and equipment, net	176,290	220,367	30,955
Operating lease right-of-use assets	1,464,791	1,598,004	224,470
Other non-current assets	111,395	150,397	21,126
Total non-current assets	1,752,476	1,968,768	276,551

TOTAL ASSETS	7,117,648	6,946,394	975,754

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	1,660,472	1,884,339	264,691
Customer advances and deferred revenue	279,276	272,048	38,214
Accrued expenses and other current liabilities	767,080	759,988	106,755
Salary and welfare payable	317,152	250,560	35,196
Operating lease liabilities, current	640,245	651,863	91,567
Short-term borrowings	1,606,253	916,154	128,691
Total current liabilities	5,270,478	4,734,952	665,114

Non-current liabilities:
Operating lease liabilities, non-current	780,036	907,421	127,465
Other non-current liabilities	143,118	146,347	20,557
Total non-current liabilities	923,154	1,053,768	148,022

TOTAL LIABILITIES	6,193,632	5,788,720	813,136

Exhibit 99.1

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of RMB and US$)

	As of
	December 31, 2024	September 30, 2025	September 30, 2025
	RMB	RMB	US$
		(Unaudited)
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY (CONTINUED)
Mezzanine Equity:
Redeemable noncontrolling interests	125,405	132,834	18,659

TOTAL MEZZANINE EQUITY	125,405	132,834	18,659

Shareholders' equity:
Ordinary shares	4	4	1
Additional paid-in capital	14,181,030	14,242,496	2,000,632
Treasury stock	(51,176)	(51,176)	(7,189)
Accumulated deficit	(13,384,881)	(13,194,215)	(1,853,380)
Accumulated other comprehensive income	53,634	27,731	3,895

TOTAL SHAREHOLDERS' EQUITY	798,611	1,024,840	143,959

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	7,117,648	6,946,394	975,754

Exhibit 99.1

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended September 30,
	2024	2025	2025
	RMB	RMB	US$
	(Unaudited)
Revenues:
Product revenues	6,458,447	6,573,085	923,316
Service revenues	79,788	89,311	12,545

Total revenues	6,538,235	6,662,396	935,861

Operating costs and expenses:
Cost of goods sold	(4,591,429)	(4,739,839)	(665,801)
Fulfillment expenses	(1,397,785)	(1,430,605)	(200,956)
Sales and marketing expenses	(144,868)	(127,669)	(17,934)
Product development expenses	(202,412)	(203,447)	(28,578)
General and administrative expenses	(101,988)	(120,074)	(16,867)

Total operating costs and expenses	(6,438,482)	(6,621,634)	(930,136)

Other operating income, net	10,796	18,540	2,605
Income from operations	110,549	59,302	8,330
Interest income	38,446	29,694	4,171
Interest expenses	(9,650)	(3,168)	(445)
Other loss, net	(2,865)	(1,119)	(157)

Income before income tax	136,480	84,709	11,899

Income tax expenses	(3,074)	(1,816)	(255)

Net income	133,406	82,893	11,644

Accretion of redeemable noncontrolling interests	(2,363)	(2,552)	(358)

Net income attributable to ordinary shareholders	131,043	80,341	11,286

Exhibit 99.1

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended September 30,
	2024	2025	2025
	RMB	RMB	US$
	(Unaudited)
Net income per Class A and Class B ordinary share:
Basic	0.40	0.25	0.04
Diluted	0.40	0.24	0.03
Shares used in net income per Class A and Class B ordinary share computation:
Basic	324,194,950	325,019,667	325,019,667
Diluted	330,928,010	339,885,461	339,885,461
Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustments	(36,009)	(16,631)	(2,336)

Comprehensive income	97,397	66,262	9,308

Accretion of redeemable noncontrolling interests	(2,363)	(2,552)	(358)

Comprehensive income attributable to ordinary shareholders	95,034	63,710	8,950

Exhibit 99.1

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the three months ended September 30,
	2024	2025	2025
	RMB	RMB	US$
	(Unaudited)

Net cash generated from operating activities	397,639	144,411	20,284

Net cash used in investing activities	(352,490)	(91,582)	(12,864)

Net cash used in financing activities	(200,107)	(145,799)	(20,480)

Effect of exchange rate changes on cash and cash equivalents and restricted cash	(2,267)	(1,949)	(274)
Net decrease in cash and cash equivalents and restricted cash	(157,225)	(94,919)	(13,334)

Cash and cash equivalents and restricted cash at the beginning of the period	1,061,667	927,838	130,333
Cash and cash equivalents and restricted cash at the end of the period	904,442	832,919	116,999

Exhibit 99.1

DINGDONG (CAYMAN) LIMITED

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended September 30,
	2024	2025	2025
	RMB	RMB	US$
	(Unaudited)
Income from operations	110,549	59,302	8,330
Add: share-based compensation expenses (1)	28,210	18,369	2,580

Non-GAAP income from operations	138,759	77,671	10,910

Operating margin	1.6%	0.9%	0.9%
Add: share-based compensation expenses	0.5%	0.3%	0.3%
Non-GAAP operating margin	2.1%	1.2%	1.2%

Net income	133,406	82,893	11,644
Add: share-based compensation expenses (1)	28,210	18,369	2,580

Non-GAAP net income	161,616	101,262	14,224

Net income margin	2.0%	1.2%	1.2%
Add: share-based compensation expenses	0.5%	0.3%	0.3%
Non-GAAP net income margin	2.5%	1.5%	1.5%

Net income attributable to ordinary shareholders	131,043	80,341	11,286

Add: share-based compensation expenses (1)	28,210	18,369	2,580

Non-GAAP net income attributable to ordinary shareholders	159,253	98,710	13,866

Net income per Class A and Class B ordinary share:
Basic	0.40	0.25	0.04
Diluted	0.40	0.24	0.03
Add: share-based compensation expenses
Basic	0.09	0.06	0.01
Diluted	0.09	0.05	0.01
Non-GAAP net income per Class A and Class B ordinary share:

Basic	0.49	0.31	0.05
Diluted	0.49	0.29	0.04

Exhibit 99.1

(1) Share-based compensation expenses are recognized as follows:

	For the three months ended September 30,
	2024	2025	2025
	RMB	RMB	US$
	(Unaudited)

Fulfillment expenses	4,707	1,763	248
Sales and marketing expenses	1,057	2,199	309
Product development expenses	13,288	7,724	1,084
General and administrative expenses	9,158	6,683	939

Total	28,210	18,369	2,580